SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 16, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                       Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated October 16, 2006 and titled: Nokia completes Loudeye acquisition

PRESS RELEASE

October 16, 2006

Nokia completes Loudeye acquisition

Espoo, Finland/Seattle, USA - Nokia (NYSE: NOK) today announced that it has completed its acquisition of Loudeye Corp. (Nasdaq: LOUD), a global leader of digital music platforms and digital media distribution services.

“With this acquisition completed, Nokia is on target to deliver the best fully integrated mobile music experience to our customers during 2007,” said Anssi Vanjoki, executive vice president and general manager, Multimedia, Nokia. “This new team brings the enthusiasm and expertise that make experiences such as our recently announced Music Recommenders service possible. Our vision is to enable people to access all the music they want, anywhere, anytime and at a reasonable cost; this is driving the development of our music offering.”

The Nokia music experience will include music optimized devices like the Nokia N91 8GB and other Nokia Nseries multimedia computers, innovative music applications like the Nokia Podcasting application and the ability to discover, purchase and manage music.

As a result of the acquisition, Loudeye common stock is no longer publicly traded and each outstanding share of Loudeye common stock has been converted into the right to receive USD $4.50 in cash.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Nokia Forward-Looking Statement Disclaimer

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia, Multimedia

Communications

Kari Tuutti

Tel. +358 7180 45750

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Investor Enquiries:

Nokia

Investor Relations Europe

Tel. +358 7180 34289

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel